                                          REGISTRATION STATEMENT NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           FORD MOTOR CREDIT COMPANY
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                                    DELAWARE
         (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)

                                   38-1612444
                      (I.R.S. EMPLOYER IDENTIFICATION NO.)

           THE AMERICAN ROAD, DEARBORN, MICHIGAN 48121 (313) 322-3000 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              J. D. BRINGARD, ESQ.
                           FORD MOTOR CREDIT COMPANY

                               THE AMERICAN ROAD
                            DEARBORN, MICHIGAN 48121
                                 (313) 322-3000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

     IF THE ONLY SECURITIES BEING REGISTERED ON THIS FORM ARE BEING OFFERED PURSUANT TO DIVIDEND OR INTEREST REINVESTMENT PLANS, PLEASE CHECK THE FOLLOWING BOX. / /
     IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, OTHER THAN SECURITIES OFFERED ONLY IN CONNECTION WITH DIVIDEND OR INTEREST REINVESTMENT PLANS, PLEASE CHECK THE FOLLOWING BOX. /X/
                            ------------------------

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

        TITLE OF EACH                                PROPOSED           PROPOSED
          CLASS OF                  AMOUNT            MAXIMUM           MAXIMUM         AMOUNT OF
         SECURITIES                 TO BE         AGGREGATE PRICE      AGGREGATE       REGISTRATION
      TO BE REGISTERED            REGISTERED         PER UNIT        OFFERING PRICE        FEE
- --------------------------------------------------------------------------------
Debt Securities..............   $6,000,000,000          100%*        $6,000,000,000*    $2,068,980

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
* Estimated solely for the purpose of determining the amount of the registration fee.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
     PURSUANT TO RULE 429 OF THE GENERAL RULES AND REGULATIONS UNDER THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT ALSO SERVES AS POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 33-50295. THE PROSPECTUS WHICH IS A PART OF THIS REGISTRATION STATEMENT IS A COMBINED PROSPECTUS RELATING ALSO TO REGISTRATION STATEMENT NO. 33-50295.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION, DATED AUGUST   , 1994

                           FORD MOTOR CREDIT COMPANY

                                DEBT SECURITIES

     Ford Credit, in September 1993 and August 1994, registered with the Securities and Exchange Commission $4,000,000,000 and $6,000,000,000 respectively of aggregate principal amounts of its Debt Securities consisting of notes and/or debentures denominated in United States dollars or any other currency or currencies, to be offered from time to time in one or more series, on terms to be determined at or prior to the time of sale. In addition to the $6,000,000,000 principal amount of Debt Securities registered in August 1994 pursuant to the Registration Statement of which this Prospectus is a part, the principal amount of Debt Securities covered by this Prospectus includes $300,000,000 principal amount of the Debt Securities registered in September 1993. The Prospectus Supplement accompanying this Prospectus sets forth, with respect to the particular series of Debt Securities for which this Prospectus and the Prospectus Supplement are being delivered, the specific title, the aggregate principal amount, the authorized denominations, the currencies of issue and payment, the initial public offering price, the maturity, the interest rate or rates (which may be either fixed or variable), if any, and/or method of determination thereof, the time of payment of any interest, any redemption, extension or early repayment terms, any provision for sinking fund payments, the net proceeds to Ford Credit, the form of Debt Securities and other specific terms relating to such series of Debt Securities.

     Ford Credit may sell the Debt Securities to or through underwriters, and also may sell the Debt Securities directly to other purchasers or through agents. See "Plan of Distribution". In addition, the Debt Securities may be sold to dealers at the applicable price to the public set forth in the Prospectus Supplement relating to a particular series of Debt Securities who later resell to investors. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). If any agents of Ford Credit, or any underwriters, are involved in the sale of any Debt Securities, the names of such agents or underwriters and any applicable commissions or discounts are set forth in the accompanying Prospectus Supplement.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
    THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COM-
     MISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPEC-
       TUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this Prospectus is          , 1994.

                             AVAILABLE INFORMATION

     FORD MOTOR CREDIT COMPANY ("FORD CREDIT") AND FORD MOTOR COMPANY ARE SUBJECT TO THE INFORMATIONAL REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934 AND IN ACCORDANCE THEREWITH FILE REPORTS AND OTHER INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"). AS USED HEREIN OR IN THE PROSPECTUS SUPPLEMENT, "FORD" REFERS TO FORD MOTOR COMPANY AND ITS SUBSIDIARIES UNLESS THE CONTEXT OTHERWISE REQUIRES. SUCH REPORTS AND OTHER INFORMATION CAN BE INSPECTED AND COPIED AT THE PUBLIC REFERENCE FACILITIES MAINTAINED BY THE COMMISSION AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 AND AT THE FOLLOWING REGIONAL OFFICES OF THE COMMISSION: 7 WORLD TRADE CENTER, 13TH FLOOR, NEW YORK, NEW YORK 10048 AND NORTHWEST ATRIUM CENTER, 500 WEST MADISON STREET, SUITE 1400, CHICAGO, ILLINOIS 60661. COPIES OF SUCH MATERIAL CAN BE OBTAINED FROM THE PUBLIC REFERENCE SECTION OF THE COMMISSION AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 AT PRESCRIBED RATES. SUCH REPORTS AND OTHER INFORMATION CONCERNING FORD CREDIT AND FORD CAN ALSO BE INSPECTED AT THE OFFICES OF THE NEW YORK STOCK EXCHANGE, INC., 20 BROAD STREET, NEW YORK, NEW YORK 10005.

     Ford Credit has filed with the Commission a Registration Statement under the Securities Act with respect to the Debt Securities offered hereby. This Prospectus and the Prospectus Supplement do not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. The information so omitted may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Ford Credit's Annual Report on Form 10-K for the year ended December 31, 1993 (the "1993 10-K Report"), Ford Credit's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994 (the "First Quarter 10-Q Report") and June 30, 1994 (the "Second Quarter 10-Q Report") and Ford Credit's Current Reports on Form 8-K dated January 11, 1994, February 11, 1994, February 25, 1994, March 18, 1994, April 14, 1994, May 11, 1994, June 27, 1994 and August 22, 1994 are
incorporated in this Prospectus by reference. All documents filed by Ford Credit pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Such reports include, and such documents may include, information concerning Ford, as well as Ford Credit.

     FORD CREDIT UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT HAVE BEEN DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS REFERRED TO ABOVE WHICH HAVE BEEN OR MAY BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT, OTHER THAN EXHIBITS TO SUCH DOCUMENTS. WRITTEN OR TELEPHONIC REQUESTS FOR SUCH DOCUMENTS SHOULD BE DIRECTED TO FORD MOTOR CREDIT COMPANY, THE AMERICAN ROAD, DEARBORN, MICHIGAN 48121, ATTENTION: PUBLIC AFFAIRS DEPARTMENT (TELEPHONE 313-594-1096).

                            ------------------------

     The following information, which is being disclosed pursuant to Florida law, is accurate as of the date of this Prospectus: Autolatina-Comercio, Negocios e Participacoes Ltda., a Brazilian company ("Autolatina"), is a joint venture between Ford and Volkswagen AG in which Ford has a 49% ownership interest. Autolatina occasionally sells vehicles to persons located in Cuba. Each such sale is made pursuant to a specific license granted to Ford by the U.S. Department of Treasury. The last such sale, which involved one medical supply vehicle, was made to Cubanacan in April 1991. Current information concerning Autolatina's or its Ford-related affiliates' business dealings with the government of Cuba or with persons located in Cuba may be obtained from the State of Florida Department of Banking and Finance at The Capitol Building, Suite 1401, Tallahassee, Florida 32399-0350 (telephone number 940-488-0545).

                       INFORMATION CONCERNING FORD CREDIT

     Ford Credit was incorporated in Delaware in 1959 and is a wholly-owned subsidiary of Ford. As used herein "Ford Credit" refers to Ford Motor Credit Company and its subsidiaries unless the context otherwise requires.

     Ford Credit provides wholesale financing and capital loans to franchised Ford Motor Company vehicle dealers and other dealers associated with such dealers and purchases retail installment sale contracts and retail leases from them. Ford Credit also makes loans to vehicle leasing companies, the majority of which are affiliated with such dealers. In addition, wholly-owned subsidiaries of Ford Credit provide these financing services to other vehicle dealers. More than 85% of all new vehicles financed by Ford Credit are manufactured by Ford or its affiliates. In addition to vehicle financing, Ford Credit makes loans to affiliates of Ford, finances certain receivables of Ford and its subsidiaries, and offers diversified financing services which are managed by USL Capital Corporation ("USL Capital"), a wholly-owned subsidiary of Ford Holdings, Inc. ("Ford Holdings"). Ford Credit also manages the insurance business of The American Road Insurance Company ("American Road"), a wholly-owned subsidiary of Ford Holdings. Ford Credit also is a significant equity participant in Ford Holdings whose primary activities are consumer and commercial financing operations, insurance underwriting and equipment leasing.

     The mailing address of Ford Credit's executive offices is The American Road, Dearborn, Michigan 48121, United States of America. The telephone number of such offices is (313) 322-3000.

                            ------------------------

     THIS PROSPECTUS CONTAINS BRIEF SUMMARIES OF CERTAIN MORE DETAILED INFORMATION CONTAINED IN DOCUMENTS INCORPORATED HEREIN BY REFERENCE. SUCH SUMMARIES ARE QUALIFIED IN THEIR ENTIRETY BY THE DETAILED INFORMATION CONTAINED IN THE INCORPORATED DOCUMENTS.

                            ------------------------

                   FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

                            SELECTED FINANCIAL DATA
                          (DOLLAR AMOUNTS IN MILLIONS)

                                       SIX MONTHS ENDED
                                           JUNE 30
                                    ----------------------          YEARS ENDED DECEMBER 31
                                                              -----------------------------------
                                      1994         1993         1993         1992         1991
                                    ---------    ---------    ---------    ---------    ---------
INCOME STATEMENT DATA
  Total revenue..................   $ 4,850.6    $ 4,013.7    $ 8,338.4    $ 7,073.3    $ 7,002.3
  Interest expense...............     1,605.6      1,443.2      2,919.3      3,076.5      3,791.8
  Provision for credit losses....       132.3        152.5        270.2        418.0        577.9
  Income before income taxes and
     cumulative effects of
     changes in accounting
     principles..................     1,029.7        945.7      1,875.0      1,323.2      1,075.1
  Cumulative effects of changes
     in accounting principles....          --           --           --        146.5           --
  Net income.....................       667.4        621.3      1,193.8      1,038.7        748.8
  Dividends
     Cash........................          --           --       (250.0)      (600.0)      (650.0)
     Stock of Ford Holdings......          --           --           --       (200.0)      (316.0)
Memo:
  Net credit losses amount.......   $    88.8    $   105.4    $   228.4    $   342.6    $   528.9
  As percentage of average total
     finance receivables
     outstanding (annualized)*...       0.24%        0.34%         0.35%        0.60%        0.92%
BALANCE SHEET DATA
  Net investment, operating
     leases......................   $16,567.9    $10,015.8    $12,600.9    $ 7,747.2    $ 4,345.5
                                    =========    =========    =========    =========    =========
  Finance receivables, net.......   $55,167.8    $49,867.5    $50,714.1    $46,602.5    $46,481.4
                                    =========    =========    =========    =========    =========
  Capital
     Short-term debt.............   $30,053.5    $24,638.6    $25,507.1    $22,995.7    $19,873.7
     Long-term debt (including
       current portion)..........    35,567.8     31,062.8     33,363.1     26,913.7     28,160.2
     Stockholder's equity........     6,364.0      5,484.9      5,774.7      4,882.9      4,689.9
                                    ---------    ---------    ---------    ---------    ---------
       Total capital.............   $71,985.3    $61,186.3    $64,644.9    $54,792.3    $52,723.8
                                    =========    =========    =========    =========    =========

- ---------------

* Includes net investment in operating leases.

SECOND QUARTER 1994 RESULTS OF OPERATIONS

     Ford Credit's consolidated net income for the second quarter of 1994 was $368 million, up $62 million or 20% compared with $306 million in the second quarter of 1993. Income from financing operations was $317 million, up $49 million or 18% from the same period a year ago. Equity in net income of affiliated companies, primarily Ford Holdings, was $51 million compared with $38 million in the same period a year ago.

     Compared with results from a year ago, financing profits in the second quarter of 1994 primarily reflected a higher level of earning assets, gains ($43 million) from the sale of Ford Credit's investment in Manheim Auctions, Inc. and from the sale of receivables, as well as favorable credit loss performance, partially offset by lower net interest margins. The higher level of earning assets reflected an increase in operating leases, and retail and wholesale financing. Lower credit losses primarily reflected lower losses per repossessed unit and fewer repossessions. The lower net interest margins primarily reflected the effect of lower interest rates on finance receivables and operating leases.

     Total gross finance receivables and net investment in operating leases at June 30, 1994 were $77.6 billion, up $11.9 billion (18%) from a year earlier. The increase primarily reflected higher levels of operating leases and retail installment sale receivables. Depreciation expense on operating leases in the second quarter of 1994 was $935 million, up $302 million or 48% compared with the second quarter of 1993. The increase reflected the higher levels of operating leases and was more than offset by higher revenue earned on the lease contracts.

     During the second quarter of 1994, Ford Credit financed 35.8% of all new cars and trucks sold by Ford Motor Company dealers in the United States, compared with 37.7% in the second quarter of 1993. The decrease primarily resulted from lower levels of daily rental car financing. Ford Credit provided retail financing for 626,000 new and used vehicles in the United States, up 5% from a year ago. Ford Credit also provided wholesale financing for 82.3% of Ford Motor Company factory sales to U.S. car and truck dealers during the quarter, compared with 82.0% in the same period a year ago.

FIRST HALF 1994 RESULTS OF OPERATIONS

     For the first half of 1994, Ford Credit's consolidated net income was $667 million, up $46 million from $621 million in the first half of 1993. Income from financing operations was $562 million, up $28 million or 5% from the same period a year ago. Equity in net income of affiliated companies was $105 million compared with $87 million in 1993. The improvement in financing profits primarily resulted from higher levels of earning assets, a one-time gain from the sale of Ford Credit's investment in Manheim Auctions, Inc., and lower credit losses, partially offset by lower net interest margins, and lower gains from the sale of receivables. Depreciation expense in the first half of 1994 was $1,744 million, up $561 million or 47% compared with the first half of 1993. The increase reflected the higher levels of operating leases and was more than offset by higher revenue earned on the lease contracts. During the first half of 1994, Ford Credit provided retail financing for 37.1% of all new cars and trucks sold by Ford Motor Company dealers in the United States, compared with 38.4% in the same period a year ago. Ford Credit provided U.S. retail financing for 1,210,000 new and used vehicles compared with 1,097,000 vehicles in the first half of 1993. Ford Credit also provided wholesale financing for 81.0% of Ford Motor Company factory sales to U.S. car and truck dealers during the first half of 1994, compared with 80.5% in the same period last year.

1993 RESULTS OF OPERATIONS

     Ford Credit's consolidated net income in 1993 was $1,194 million, up $155 million or 15% from 1992. Excluding a one-time gain resulting from the net effect of the adoption of new accounting standards for income taxes and postretirement benefits in 1992, net income was up $302 million or 34% from a year ago. The following comparison of 1993 results with 1992 results excludes the one-time net gain associated with the accounting changes.

     Net income from financing operations was $996 million, up $259 million or 35% from the prior year. The increase in financing profits was more than accounted for by higher financing volumes, lower credit losses and higher net income from gains on sales of retail automotive receivables, partially offset by the increase in U.S. income taxes and lower net interest margins.

     Lower credit losses reflect lower losses per repossession and fewer repossessions. Actual credit losses were $228 million (0.35% of average finance receivables including net investment in operating leases) compared with $343 million (0.60%) in 1992. Ford Credit released a portion of the loss reserves reflecting the continued improvement in actual credit loss experience. The credit loss coverage ratio for 1993 was 4.0 compared with 2.7 in the prior year. The decline in net interest margins, including depreciation on operating leases, reflects primarily the decline in net U.S. borrowing rates from 6.3% in 1992 to 5.3% in 1993, more than offset by lower yields on finance receivables and net investment in operating leases.

     For 1993, equity in net income of affiliated companies (primarily Ford Holdings) was $198 million, up $43 million from 1992. The increase reflected higher Ford Holdings net income available to common shareholders, partially offset by a reduction in Ford Credit's ownership of Ford Holdings common stock in 1992. The reduction in ownership was the result of a dividend paid in 1992 to Ford in the form of Ford Holdings common stock. At December 31, 1993, Ford Credit owned about 45% of Ford Holdings common stock, representing about 34% of the voting power.

     Total gross finance receivables and net investment in operating leases at December 31, 1993 were $69.6 billion, up $9.4 billion (16%) from a year earlier. The higher financing volume reflects primarily an increase in short-term operating leases and higher wholesale receivables. Depreciation expense on operating leases in 1993 was $2,676 million, up $1,023 million or 62% from 1992. The increase reflected the higher levels of operating leases and was more than offset by higher revenue earned on the lease contracts.

     For 1993, Ford Credit financed 38.5% of all new cars and trucks sold by Ford Motor Company dealers in the U.S. compared with 37.7% in 1992. Ford Credit provided retail financing for 2,246,000 new and used vehicles in the United States. Ford Credit provided wholesale financing for 81.4% of Ford Motor Company U.S. factory sales in 1993 compared with 77.6% in 1992.

LIQUIDITY AND CAPITAL RESOURCES

     Ford Credit relies heavily on its ability to raise substantial amounts of funds. These funds are obtained primarily by sales of commercial paper and issuance of term debt. Funds also are provided by retained earnings and sales of receivables. The level of funds can be affected by certain transactions with Ford, such as capital contributions, interest supplements and other support costs from Ford for vehicles financed and leased by Ford Credit under Ford sponsored special financing and leasing programs, and dividend payments, and the timing of payments for the financing of dealers' wholesale inventories and for income taxes. Ford Credit's ability to obtain funds is affected by its debt ratings, which are closely related to the outlook for, and financial condition of, Ford, and the nature and availability of support facilities, such as revolving credit and receivables sales agreements. In addition, Ford Credit from time to time sells its receivables in public offerings or private placements. For additional information regarding liquidity and capital resources, see Item 1--Business--"Business of Ford Credit--Borrowings and Other Sources of Funds" in the 1993 10-K Report, and see the First Quarter 10-Q Report and the Second Quarter 10-Q Report. For additional information regarding Ford Credit's association with Ford, see Item 1
- --Business--"Certain Transactions with Ford and Affiliates" in the 1993 10-K Report.

                          INFORMATION CONCERNING FORD

     Ford is the second-largest producer of cars and trucks in the world, and ranks among the largest providers of financial services in the United States.

     Ford's two principal business segments are Automotive and Financial Services. The activities of the Automotive segment consist of the manufacture, assembly and sale of cars and trucks and related parts and accessories. The Financial Services segment is comprised of the following subsidiaries: Ford Credit, Ford Credit Europe plc, Ford Holdings, Associates First Capital Corporation ("The Associates"), American Road, First Nationwide Financial Corporation ("First Nationwide"), The Hertz Corporation ("Hertz") and USL Capital. The activities of these subsidiaries include financing, insurance operations, savings and loan operations and vehicle and equipment leasing.

                 SELECTED FINANCIAL DATA AND OTHER DATA OF FORD

     The following table sets forth selected financial data and other data concerning Ford:

                                          SIX MONTHS ENDED
                                               JUNE 30                          YEARS ENDED OR AT DECEMBER 31
                                        ----------------------      ------------------------------------------------------
                                          1994          1993          1993       1992       1991        1990       1989
                                        --------      --------      --------   --------   ---------   --------   ---------
                                                                    (IN MILLIONS EXCEPT PER SHARE AND UNIT SALES AMOUNTS)
CONSOLIDATED STATEMENT OF INCOME
  INFORMATION
Automotive
  Sales................................ $ 54,445      $ 47,950      $ 91,568   $ 84,407   $  72,051   $ 81,844   $  82,879
  Operating income/(loss)..............    3,525         1,293         1,432     (1,775)     (3,769)       316       4,252
  Income/(loss) before cumulative
    effects of changes in accounting
    principles.........................    2,138           571           940     (1,534)     (3,186)        99       3,175
Financial Services
  Revenues.............................    9,729         8,232        16,953     15,725      16,235     15,806      13,267
  Income before income taxes and
    cumulative effects of changes in
    accounting principles..............    1,107         1,324         2,712      1,825       1,465      1,221         874
  Income before cumulative effects of
    changes in accounting principles...      477           776         1,589      1,032         928        761         660
Total Ford
  Income/(loss) before cumulative
    effects of changes in accounting
    principles.........................    2,615         1,347         2,529       (502)     (2,258)       860       3,835
  Cumulative effects of changes in
    accounting principles..............       --            --            --     (6,883)         --         --          --
  Net income/(loss)....................    2,615         1,347         2,529     (7,385)     (2,258)       860       3,835
Amounts Per Share of Common Stock and
  Class B Stock After Preferred Stock
  Dividends***
  Income/(loss) before cumulative
    effects of changes in accounting
    principles.........................     2.47          1.23          2.27      (0.73)      (2.40)      0.93        4.11
  Cumulative effects of changes in
    accounting principles..............       --            --            --      (7.08)         --         --          --
                                        --------      --------      --------   --------   ---------   --------   ---------
  Income/(loss) assuming no dilution...     2.47          1.23          2.27      (7.81)      (2.40)      0.93        4.11
  Income/(loss) assuming full
    dilution...........................     2.20          1.13          2.10      (7.81)      (2.40)      0.92        4.06
  Cash dividends.......................    0.425          0.40          0.80       0.80        0.98       1.50        1.50
CONSOLIDATED BALANCE SHEET INFORMATION
Automotive
  Total assets.........................   68,048        59,524        61,737     57,170      52,397     50,823      45,819
  Debt payable within one year.........      156           763           932      1,249       2,580      2,849       2,537
  Long-term debt--noncurrent portion...    7,107         7,117         7,084      7,068       6,539      4,553       1,137
Financial Services
  Total assets.........................  142,031       132,344       137,201    123,375     122,032    122,839     115,074
  Debt.................................  116,312        97,408       103,960     90,188      88,295     88,117      81,734
  Deposit accounts*....................        0        12,136        10,549     14,030      16,882     17,893      17,642
Total Ford
  Total assets.........................  210,079       191,868       198,938    180,545     174,429    173,663     160,893
  Debt (incl. deposit accounts)........  123,575       117,424       122,525    112,535     114,295    113,412     103,050
  Stockholders' equity**...............   18,422        15,683        15,574     14,753      22,690     23,238      22,728
  Cash dividends.......................      569           545         1,086        977         927      1,389       1,404
OTHER DATA
Total Ford
  Capital expenditures.................    3,601         2,946         6,814      5,790       5,847      7,258       6,767
  Depreciation and amortization of
    special tools......................    4,370         3,665         7,468      6,756       5,778      4,880       4,229
  Worldwide factory unit sales
    of cars, trucks and tractors
    (in thousands).....................    3,483         3,206         5,964      5,764       5,359      5,872       6,408

- ------------
   * Deposit accounts relate to First Nationwide.
  ** The cumulative effects of changes in accounting principles reduced equity by $6,883 million in 1992.
 *** Share data have been restated to reflect the 2-for-1 stock split that became effective June 6, 1994.

                            FINANCIAL REVIEW OF FORD

SECOND QUARTER 1994 RESULTS OF OPERATIONS

Overview

     Ford earned $1,711 million, or $1.63 per share of Common and Class B Stock, in the second quarter of 1994. This compares with $775 million, or $0.72 per share, in the second quarter of 1993. Fully diluted earnings per share were $1.44 in the second quarter of 1994, compared with $0.65 a year ago. Ford's worldwide sales and revenues were $33.8 billion, up $4.4 billion from a year ago. Worldwide factory unit sales of cars and trucks were 1,811,000, up 136,000 units or 8%. Stockholders' equity was $18.4 billion at June 30, 1994.

     On June 6, 1994, a 2-for-1 stock split in the form of a 100% stock dividend on Ford's outstanding Common and Class B Stock became effective. Earnings per share for prior periods have been restated to reflect the stock split.

Automotive Operations

     Ford's worldwide Automotive operations earned $1,183 million in the second quarter of 1994 on sales of $28.4 billion, compared with earnings of $395 million on sales of $25.3 billion a year ago.

     In the U.S., Ford's Automotive operations earned $907 million, compared with $367 million a year ago. The improvement reflected higher unit volume (as a result of higher truck sales) and improved margins.

     In the second quarter of 1994, the seasonally-adjusted annual selling rate for the U.S. car and truck industry was 15.3 million units compared with 14.6 million in the second quarter of 1993. Ford's car market share was 21.5% in the second quarter of 1994, up 1/10 of a point from a year ago. Ford's truck share was 30%, down 2/10 of a point from a year ago. Ford's combined car and truck share was 25%, unchanged from a year ago.

     Outside the U.S., Automotive operations earned $276 million in the second quarter of 1994, compared with $28 million a year ago. The improvement reflected primarily higher unit volume in Europe, where Automotive operations (excluding Jaguar) earned $244 million in the second quarter of 1994, compared with a loss of $66 million a year ago. Earnings were lower in Latin America, where business conditions historically have been volatile and subject to rapid change.

     In the second quarter of 1994, the seasonally-adjusted annual selling rate for the European car and truck industry was 13.1 million units, compared with
12.3 million a year ago. Ford's car share was 11.6% in the second quarter of 1994, up 5/10 of a point from a year ago. Ford's truck share was 14.8%, up 2.1 points.

Financial Services Operations

     Ford's Financial Services operations earned $528 million in the second quarter of 1994, compared with $380 million in the second quarter of 1993. The increase resulted primarily from improved results at Ford Credit and The Associates, the consolidation of results for Hertz, and non-recurrence of losses at First Nationwide.

     For a discussion of Ford Credit's results of operations in the second quarter of 1994, see "Ford Motor Credit Company and Subsidiaries -- Selected Financial Data -- Second Quarter 1994 Results of Operations." In addition, international operations managed by Ford Credit earned $50 million in the second quarter of 1994, equal to a year ago.

     The Associates earned $121 million in the U.S. in the second quarter of 1994, compared with $111 million a year ago. The increase reflected higher levels of earning assets and improved net interest margins. In addition, international operations managed by The Associates earned $21 million in the second quarter of 1994, compared with $10 million a year ago.

     On March 8, 1994, Ford purchased from Commerzbank Aktiengesellschaft, a German bank, additional shares of common stock of Hertz aggregating 5% of the total outstanding voting stock, thereby bringing Ford's ownership of the total voting stock of Hertz to 54% from 49%. On April 29, 1994, Ford acquired 20% of Hertz' common stock from Park Ridge Limited Partnership, and Hertz redeemed the common stock (26%) and preferred stock of Hertz owned by AB Volvo for $145 million; these transactions resulted in Hertz becoming a wholly-owned subsidiary of Ford. In addition, a $150 million subordinated promissory note of Hertz held by Ford Credit was exchanged for $150 million of preferred stock of Hertz. Hertz earned $26 million in the second quarter of 1994, compared with $6 million a year ago (reflected in Ford's results on an equity basis).

     USL Capital earned $27 million in the second quarter of 1994, compared with $20 million a year ago. American Road earned $13 million in the second quarter of 1994, compared with $16 million in the same period in 1993.

     On April 14, 1994, an agreement was entered into for the sale of substantially all of the assets of First Nationwide Bank to First Madison Bank, referred to on page 11 of the First Quarter 10-Q Report. The transaction, which is subject to federal regulatory approvals, is expected to be completed in the fourth quarter of 1994. In the second quarter of 1993, First Nationwide incurred a loss of $18 million.

FIRST HALF 1994 RESULTS OF OPERATIONS

Overview

     Ford earned $2,615 million, or $2.47 per share of Common and Class B Stock, in the first half of 1994. Results included a charge to net income of $440 million related to the sale of First Nationwide Bank to First Madison Bank (discussed above). In the first half of 1993, Ford earned $1,347 million, or $1.23 per share. Fully diluted earnings per share were $2.20, compared with $1.13 a year ago. Ford's worldwide sales and revenues were $64.2 billion in the first half of 1994, up $8 billion from a year ago. Worldwide factory unit sales of cars and trucks were 3,483,000, up 277,000 or 8%.

Automotive Operations

     Ford's worldwide Automotive operations earned $2,138 million in the first half of 1994, compared with $571 million in the first half of 1993. In the U.S., Ford's Automotive operations earned $1,742 million, compared with $480 million a year ago. The improvement reflected higher unit volume (as a result of higher industry sales) and improved margins.

     In the first half of 1994, the seasonally-adjusted annual selling rate for the U.S. car and truck industry was 15.5 million units, compared with 14 million a year ago. Ford's car share was 21.6% in the first half of 1994, down 7/10 of a point from a year ago. The decline from a year ago reflected lower shares for Tempo and Topaz. Ford's truck share was 29.7%, unchanged from a year ago. Ford's combined car and truck share was 24.9%, down 4/10 of a point. For the full year, Ford projects U.S. industry sales of about 15.5 million cars and trucks in 1994, compared with 14.2 million units in 1993.

     Outside the U.S., Automotive operations earned $396 million in the first half of 1994, compared with $91 million a year ago. The improvement reflected primarily higher unit volume, lower manufacturing costs, and improved margins in Europe. Ford's European Automotive operations (excluding Jaguar) earned $352 million in the first half of 1994, compared with a loss of $47 million a year ago.

     In the first half of 1994, the seasonally-adjusted annual selling rate for the European car and truck industry was 13.1 million units, compared with 12.4 million units a year ago. Ford's car share was 11.8%, up 3/10 of a point from a year ago. Ford's truck share was 14.7%, down 1/10 of a point from a year ago. For the full year, Ford projects European industry sales of about 13 million units in 1994, compared with 12.5 million units in 1993.

Financial Services Operations

     Ford's Financial Services operations earned $477 million in the first half of 1994, compared with $776 million in the first half of 1993. The decline was more than explained by the charge to net income of $440 million related to the sale of First Nationwide Bank. Higher earnings at Ford Credit and The Associates and the consolidation of results for Hertz were partial offsets.

     For a discussion of Ford Credit's results of operations in the first half of 1994, see "Ford Motor Credit Company and Subsidiaries -- Selected Financial Data -- First Half 1994 Results of Operations." International operations managed by Ford Credit earned $113 million in the first half of 1994, compared with $97 million a year ago.

     The Associates earned $249 million in the U.S. in the first half of 1994, compared with $222 million a year ago. The improvement reflected primarily the same factors as those described in the discussion of second quarter results of operations. In addition, international operations managed by The Associates earned $39 million in the first half of 1994, compared with $20 million a year ago.

     Hertz earned $25 million in the first half of 1994, compared with $3 million a year ago (reflected in Ford's results on an equity basis).

     USL Capital's net income in the first half of 1994 was $48 million, compared with $37 million a year ago. American Road earned $30 million in the first half of 1994, compared with $39 million a year ago.

     First Nationwide incurred a loss of $484 million in the first half of 1994, including a charge of $440 million related to the sale of First Nationwide Bank. First Nationwide incurred a loss of $35 million in the first half of 1993.

LIQUIDITY AND CAPITAL RESOURCES

Automotive Operations

     Cash and marketable securities of Ford's Automotive operations were $13.7 billion at June 30, 1994, up $3.9 billion from December 31, 1993. The amount of cash and marketable securities is expected to decline during the second half of the year because of normal new-model changeover and launch and higher capital spending (discussed below). Ford paid $569 million in cash dividends on its Common Stock, Class B Stock, and Preferred Stock during the first six months of 1994.

     Automotive capital expenditures were $3.5 billion in the first six months of 1994, compared with $2.9 billion a year ago. Automotive capital spending is projected to increase further during the second half of the year as a result of increases in both product and non-product spending. The higher product spending reflects a record pace of new-model introductions, while non-product spending reflects efforts to improve efficiency and quality and increase capacity for selected components and vehicles.

     Automotive debt at June 30, 1994 totaled $7.3 billion, which was 28% of total capitalization (stockholders' equity and Automotive debt), compared with $8 billion, or 34% of total capitalization, at year-end 1993. The decrease in total debt is primarily the result of lower levels of short-term borrowings.

     At June 30, 1994, Ford had long-term contractually committed credit agreements in the U.S. under which $4.8 billion is available from various banks at least through June 30, 1999. The entire $4.8 billion may be used, at Ford's option, by either Ford or Ford Credit. As of June 30, 1994, these facilities were unused. At July 1, 1994, these credit agreements were increased to $5.9 billion.

     Outside the U.S., Ford has additional long-term contractually committed credit-line facilities of approximately $2.4 billion. These facilities are available in varying amounts from 1994 through 1999; less than 1% had been used at June 30, 1994.

Financial Services Operations

     Financial Services' cash and investments in securities totaled $8.2 billion at June 30, 1994, down $2.6 billion from December 31, 1993. The decline reflected primarily the reclassification of First Nationwide's net assets to "other assets" as a result of the pending sale.

     Net receivables and lease investments were $120.9 billion at June 30, 1994, up $1.4 billion from December 31, 1993. The increase reflected continued growth in earning assets at Ford Credit and The Associates, offset partially by the reclassification of First Nationwide's net assets.

     Total debt was $116.3 billion at June 30, 1994, up $12.3 billion from December 31, 1993. The increase resulted from higher debt levels required to finance growth in earning assets at Ford Credit and The Associates, as well as the consolidation of Hertz; the reclassification of First Nationwide's net assets was a partial offset.

     At June 30, 1994, Financial Services had approximately $27.8 billion of support facilities available for use in the U.S. (including $4.8 billion of Ford bank lines that may be used by Ford Credit at Ford's option), 98% of which were contractually committed; less than 2% of these facilities were in use at that date. An additional $17.5 billion of support facilities were available outside the U.S., 47% of which were contractually committed; approximately $7.2 billion of these support facilities were in use at June 30, 1994.

                     INDUSTRY DATA AND MARKET SHARE OF FORD

     The following table shows the U.S. industry retail deliveries of cars and trucks for the periods indicated:

                                                           U.S. INDUSTRY RETAIL DELIVERIES
                                                                 (MILLIONS OF UNITS)
                                              ----------------------------------------------------------
                                               SIX MONTHS
                                               ENDED JUNE
                                                   30*                  YEARS ENDED DECEMBER 31
                                              -------------     ----------------------------------------
                                              1994     1993     1993     1992     1991     1990     1989
                                              ----     ----     ----     ----     ----     ----     ----
Cars.......................................   9.1      8.5      8.5      8.2      8.2      9.3      9.8
Trucks.....................................   6.4      5.5      5.7      4.9      4.3      4.8      5.1

- ------------
* Seasonally adjusted annual rates.

     The following table shows Ford's U.S. car and truck market shares for the periods indicated:

                                                     FORD U.S. CAR AND TRUCK MARKET SHARES
                                           ----------------------------------------------------------
                                            SIX MONTHS
                                           ENDED JUNE 30             YEARS ENDED DECEMBER 31
                                           -------------     ----------------------------------------
                                           1994     1993     1993     1992     1991     1990     1989
                                           ----     ----     ----     ----     ----     ----     ----
Cars*...................................   21.6%    22.3%    22.3%    21.8%    20.1%    21.1%    22.3%
Trucks..................................   29.7     29.7     30.4     29.7     28.9     29.3     28.8

- ------------
* Includes Jaguar sales since 1990.

     For additional information regarding Ford, see the 1993 10-K Report, the First Quarter 10-Q Report and the Second Quarter 10-Q Report.

                                USE OF PROCEEDS

     Except as otherwise provided in the Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be added to the general funds of Ford Credit and will be available for the purchase of receivables, for loans and for use in connection with the retirement of debt. Such proceeds initially may be used to reduce short-term borrowings (commercial paper, borrowings under bank lines of credit and borrowings under agreements with bank trust departments) or may be invested temporarily in short-term securities.

     Ford Credit expects to issue additional long-term and short-term debt from time to time. The nature and amount of Ford Credit's long-term and short-term debt and the proportionate amount of each can be expected to vary from time to time, as a result of business requirements, market conditions and other factors.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of "earnings" to "fixed charges" for Ford Credit and Ford were as follows for the first six months of 1994 and 1993 and each of the years 1989-1993:

                                            SIX MONTHS
                                           ENDED JUNE 30             YEARS ENDED DECEMBER 31
                                           -------------     ----------------------------------------
                                           1994     1993     1993     1992     1991     1990     1989
                                           ----     ----     ----     ----     ----     ----     ----
Ford Motor Credit Company................  1.57     1.59     1.56     1.37     1.23     1.14     1.13
Ford Motor Company.......................   2.2      1.6      1.5      *        **       1.2      1.7

- ------------
 * Earnings were inadequate to cover fixed charges by $237 million.

** Earnings were inadequate to cover fixed charges by $2,664 million.

     For purposes of the Ford Credit ratio, "earnings" consist of income before income taxes and cumulative effects of changes in accounting principles and fixed charges. Income before income taxes and cumulative effects of changes in accounting principles of Ford Credit excludes the equity in net income of all unconsolidated affiliates and minority interest in net income of subsidiaries. "Fixed charges" consist of interest on borrowed funds, amortization of debt discount, premium, and issuance expense and one-third of all rental expense (the proportion deemed representative of the interest factor).

     For purposes of the Ford ratio, "earnings" include the profit/(loss) before income taxes and cumulative effects of changes in accounting principles of Ford and its majority-owned subsidiaries, whether or not consolidated, its proportionate share of any fifty-percent-owned companies, and any income received from less-than-fifty-percent-owned companies. "Fixed charges" consist of interest on borrowed funds, preferred stock dividend requirements of majority-owned subsidiaries, amortization of debt discount, premium, and issuance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor).

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities are to be issued in one or more series under an Indenture dated as of August 1, 1994, as supplemented from time to time (the "Indenture"), between Ford Credit and First Fidelity Bank, National Association ("First Fidelity"), Trustee. The term "Trustee", as used herein, shall mean First Fidelity and, if at any time there is more than one Trustee acting under the Indenture, the term "Trustee" as used herein with respect to Indenture Securities (as defined below) of any particular series shall mean the Trustee with respect to the Indenture Securities of such series. The following statements with respect to the Debt Securities are subject to the detailed provisions of the Indenture, the form of which is filed as an exhibit to the Registration Statement. Parenthetical references below are to the Indenture or the Form of Security contained therein and, whenever any particular provision of the Indenture or any term used therein is referred to, such provision or term is incorporated by reference as a part of the statement in connection with which such reference is made, and the statement in connection with which such reference is made is qualified in its entirety by such reference.

     The particular terms of each series of Debt Securities, as well as any modification or addition to the general terms of the Debt Securities as herein described, which may be applicable to a particular series of Debt Securities, are described in the Prospectus Supplement relating to such series of Debt Securities and will be set forth in a filing with the Commission. Accordingly, for a description of the terms of a particular series of Debt Securities, reference must be made to the Prospectus Supplement relating to such series and to the description of Debt Securities set forth in this Prospectus.

GENERAL

     The Debt Securities offered hereby will be limited to $6,300,000,000 aggregate principal amount or the equivalent thereof in any currency, although the Indenture provides that additional debt securities may be issued thereunder up to the aggregate principal amount, which is not limited by the Indenture, authorized from time to time by Ford Credit's Board of Directors. So long as a single Trustee is acting for the benefit of the holders of all the Debt Securities offered hereby and any such additional debt securities issued under the Indenture, the Debt Securities and any such additional debt securities are herein collectively referred to as the "Indenture Securities". The Indenture also provides that there may be more than one Trustee under the Indenture, each with respect to one or more different series of Indenture Securities. See also "Trustee" herein. At any time when two or more Trustees are acting, each with respect to only certain series, the term "Indenture Securities" as used herein shall mean the one or more series with respect to which each respective Trustee is acting and the powers and trust obligations of each such Trustee as described herein shall extend only to the one or more series of Indenture Securities for which it is acting as Trustee. The effect of the provisions contemplating that there might be more than one Trustee acting for different series of Indenture Securities is that, in that event, those Indenture Securities (whether of one or more than one series) for which each Trustee is acting would be treated as if issued under a separate indenture.

     The Prospectus Supplement which accompanies this Prospectus sets forth a description of the particular series of Debt Securities being offered thereby, including: (1) the designation or title of such Debt Securities; (2) the aggregate principal amount of such Debt Securities; (3) the percentage of their principal amount at which such Debt Securities will be offered; (4) the date or dates on which the principal of such Debt Securities will be payable; (5) the rate or rates (which may be either fixed or variable) and/or the method of determination of such rate or rates at which such Debt Securities shall bear interest, if any; (6) the date or dates from which any such interest shall accrue, or the method of determination of such date or dates, and the date or dates on which any such interest shall be payable; (7) the terms for redemption, extension or early repayment of such Debt Securities, if any; (8) the denominations in which such Debt Securities are authorized to be issued; (9) the currencies or currency units in which such Debt Securities are issued or payable; (10) the provisions for a sinking fund, if any; (11) any additional restrictive covenants included for the benefit of the holders of such Debt Securities; (12) any additional Event of Default with respect to such Debt Securities; (13) whether such Debt Securities are issuable as a Global Security; and (14) any other term or provision relating to such Debt Securities which is not inconsistent with the provisions of the Indenture.

     One or more series of Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Federal income tax consequences and special considerations applicable thereto will be described in the Prospectus Supplement relating to any such series of Debt Securities.

     The Debt Securities will be unsecured obligations of Ford Credit and will rank prior to all subordinated indebtedness of Ford Motor Credit Company (parent company only) and pari passu with all other unsecured and unsubordinated indebtedness of Ford Motor Credit Company (parent company only).

     Except as otherwise provided in the Prospectus Supplement, principal, premium, if any, and interest, if any, will be payable at an office or agency to be maintained by Ford Credit in New York City, except that at the option of Ford Credit interest may be paid by check mailed to the person entitled thereto. (Form of Security and Sections 10.01 and 10.02).

     Except as otherwise provided in the Prospectus Supplement, the Debt Securities will be issued only in fully registered form without coupons and may be presented for registration of transfer or exchange at the corporate trust office of the Trustee. No service charge will be made for any transfer or exchange of the Debt Securities, but Ford Credit may require payment of a sum to cover any tax or other governmental charge payable in connection therewith. (Section 3.05).

SUBSIDIARIES

     The term "subsidiary of the Company" is defined in the Indenture as a corporation a majority of the outstanding voting stock of which is owned, directly or indirectly, by Ford Credit or by one or more subsidiaries of Ford Credit, or by Ford Credit and one or more subsidiaries of Ford Credit. The term "Restricted Subsidiary" is defined in the Indenture as a subsidiary of the Company, incorporated in or conducting the major part of its business in the United States, any of the activities of which includes insurance underwriting or which had, at the end of its last quarterly accounting period preceding the date of computation, assets with a value in excess of $1 million representing accounts or notes receivable resulting from the financing of new cars, trucks, tractors and farm and industrial equipment manufactured or sold by Ford or from the financing of used cars, trucks, tractors and farm and industrial equipment of the same types, whether manufactured by Ford or others. (Section 1.01). Ford Holdings, which owns American Road and the other insurance businesses formerly owned by Ford Credit, is not a subsidiary of the Company and therefore not a Restricted Subsidiary, as such terms are defined in the Indenture. So long as stock of Ford Holdings is directly owned by Ford Credit or by a Restricted Subsidiary, such stock will be subject to the "Limitation on Liens" provision described below. Ford Credit currently owns its stock in Ford Holdings directly but is under no obligation to continue to do so.

LIMITATION ON LIENS

     If Ford Credit or any Restricted Subsidiary shall pledge or otherwise subject to any lien (such a pledge or lien is defined in the Indenture as a "Mortgage") any of its property or assets, Ford Credit will secure or cause such Restricted Subsidiary to secure the Indenture Securities equally and ratably with (or prior to) the indebtedness secured by such Mortgage. This restriction does not apply to Mortgages securing such indebtedness which shall not exceed $5 million in the aggregate at any one time outstanding and does not apply to (a) certain Mortgages created or incurred to secure financing of the export or marketing of goods outside the United States, (b) Mortgages on accounts receivable payable in foreign currencies securing indebtedness incurred and payable outside the United States, (c) Mortgages in favor of Ford Credit or any Restricted Subsidiary, (d) Mortgages in favor of governmental bodies to secure progress, advance or other payments, or deposits with any governmental body required in connection with the business of Ford Credit or a Restricted Subsidiary, (e) deposits made in connection with pending litigation, (f) Mortgages existing at the time of acquisition of the assets secured thereby (including acquisition through merger or consolidation) and certain purchase money Mortgages, and (g) any extension, renewal or replacement of any Mortgage or Mortgages referred to in the foregoing clauses (a) through (f), inclusive. (Section 10.04).

MERGER AND CONSOLIDATION

     The Indenture provides that no consolidation or merger of Ford Credit with or into any other corporation shall be permitted, and no sale or conveyance of its property as an entirety, or substantially as an entirety, may be made to another corporation, if, as a result thereof, any asset of Ford Credit or a Restricted Subsidiary would become subject to a Mortgage, unless the Indenture

Securities shall be equally and ratably secured with (or prior to) the indebtedness secured by such Mortgage, or unless such Mortgage could be created pursuant to Section 10.04 (see "Limitation on Liens" above) without equally and ratably securing the Indenture Securities. (Section 8.03).

EVENTS OF DEFAULT AND NOTICE THEREOF

     Except as may otherwise be provided in an indenture supplemental to the Indenture, the following events in respect of a particular series of Indenture Securities are defined in the Indenture as "Events of Default": (a) failure to pay interest for 30 days after becoming due; (b) failure to pay the principal or premium, if any, for five business days after becoming due at maturity, on redemption or otherwise; (c) failure to make a sinking fund payment for five days after becoming due; (d) failure to perform any other covenants for 90 days after notice; and (e) certain events of bankruptcy, insolvency or reorganization. (Section 5.01).

     If an Event of Default in respect of a particular series of Indenture Securities outstanding occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Indenture Securities outstanding of such series may declare the principal amount (or, if the Indenture Securities of such series are Original Issue Discount Securities (as defined in the indenture), such portion of the principal amount as may be specified in the terms of such series) of all of the Indenture Securities of such series to be due and payable immediately. At any time after such a declaration of acceleration in respect of a particular series of Indenture Securities has been made, but before a judgment or decree for the payment of money due upon acceleration has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the Indenture Securities outstanding of such series may, under certain circumstances, waive all defaults and rescind and annul such declaration and its consequences if all Events of Default in respect of the Indenture Securities of such series, other than the non-payment of principal due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture. (Section 5.02).

     The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default in respect of a particular series of Indenture Securities, give the holders of such series notice of all uncured defaults known to it (the term "default" to include the events specified above without grace periods); provided that, except in the case of default in the payment of the principal of, or premium, if any, on, or interest on any of the Indenture Securities of such series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of such series. (Section 6.01).

     Pursuant to the terms of the Indenture, Ford Credit is required to furnish to the Trustee annually a statement of certain officers of Ford Credit stating whether or not to the best of their knowledge Ford Credit is in default in respect of any series of Indenture Securities in the performance and observance of the terms of the Indenture and, if Ford Credit is in default, specifying such default and the nature thereof.

     The Indenture provides that the holders of a majority in aggregate principal amount of all Indenture Securities of a particular series then outstanding will have the right to waive certain defaults in respect of such series and, subject to certain limitations, to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Sections 5.12 and 5.13). No provision of the Indenture requires the Trustee to expend or risk its own funds or otherwise incur any personal financial liability in the performance of any of its duties thereunder, or in the exercise of any of its rights or powers, if there are reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to the Trustee.

MODIFICATION OF THE INDENTURE

     With certain exceptions, the Indenture, the rights and obligations of Ford Credit and the rights of the holders of a particular series may be modified by Ford Credit with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the Indenture Securities of such series then outstanding; but no such modification may be made which would (i) extend the fixed maturity of any Indenture Security of such series, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, without the consent of the holder of each Indenture Security of such series so affected; or (ii) reduce the above-stated percentage of Indenture Securities of such series, the consent of the holders of which is required to modify or alter the Indenture, without the consent of the holders of all Indenture Securities of such series then outstanding. (Section 9.02).

TRUSTEE

     The Trustee may resign or be removed with respect to one or more series of Indenture Securities and a successor Trustee may be appointed to act with respect to such one or more series. (Section 6.08). In the event that there shall be two or more persons acting as Trustee with respect to different series of Indenture Securities, each such Trustee shall be a trustee of a trust or trusts under the Indenture separate and apart from the trust or trusts administered by any other such Trustee, and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Indenture Securities for which it is acting as Trustee. (Section 6.09).

CONCERNING FIRST FIDELITY

     First Fidelity Bank, National Association, Trustee under the Indenture, is a depositary of Ford Credit, has a committed credit facility available to Ford Credit and its subsidiaries and has performed other services for Ford Credit in the normal course of its business.

REPORTS

     Ford Credit publishes annual reports, containing certified financial statements, and quarterly reports, containing interim unaudited financial statements. Copies of such reports will be available upon request.

                              PLAN OF DISTRIBUTION

     Ford Credit may sell the Debt Securities to or through underwriters, and also may sell the Debt Securities directly to one or more other purchasers or through agents.

     The Prospectus Supplement sets forth the terms of the offering of the particular series of Debt Securities to which such Prospectus Supplement relates, including (i) the name or names of any underwriters or agents with whom Ford Credit has entered into arrangements with respect to the sale of such series of Debt Securities, (ii) the initial public offering or purchase price of such series of Debt Securities, (iii) any underwriting discounts, commissions and other items constituting underwriters' compensation from Ford Credit and any other discounts, concessions or commissions allowed or reallowed or paid by any underwriters to other dealers, (iv) any commissions paid to any agents, (v) the net proceeds to Ford Credit, and (vi) the securities exchanges, if any, on which such series of Debt Securities will be listed.

     Unless otherwise set forth in the Prospectus Supplement relating to a particular series of Debt Securities, the obligations of the underwriters to purchase such series of Debt Securities will be subject to certain conditions precedent and each of the underwriters with respect to such series of Debt Securities will be obligated to purchase all of the Debt Securities of such series allocated to it if any such Debt Securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     The Debt Securities may be offered and sold by Ford Credit directly or through agents designated by Ford Credit from time to time. Unless otherwise indicated in the Prospectus Supplement, any such agent or agents will be acting on a best efforts basis for the period of its or their appointment. Any agent participating in the distribution of the Debt Securities may be deemed to be an "underwriter", as that term is defined in the Securities Act, of the Debt Securities so offered and sold. The Debt Securities also may be sold to dealers at the applicable price to the public set forth in the Prospectus Supplement relating to a particular series of Debt Securities who later resell to investors. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act.

     If so indicated in the Prospectus Supplement relating to a particular series of Debt Securities, Ford Credit will authorize underwriters or agents to solicit offers by certain institutions to purchase Debt Securities of such series from Ford Credit pursuant to delayed delivery contracts providing for payment and delivery at a future date. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

     Underwriters and agents may be entitled, under agreements entered into with Ford Credit, to indemnification by Ford Credit against certain civil liabilities, including liabilities under the Securities Act.

                                 LEGAL OPINIONS

     The legality of the Debt Securities offered hereby will be passed on for Ford Credit by J. D. Bringard, Esq., Vice President--General Counsel of Ford Credit, or other counsel satisfactory to any underwriters or agents, and for any underwriters or agents by Shearman & Sterling, 599 Lexington Avenue, New York, N.Y. Mr. Bringard is a full-time employee of Ford Credit and owns and holds options to purchase shares of Common Stock of Ford. Shearman & Sterling act as counsel to the Compensation and Option Committee and the Audit Committee of the Board of Directors of Ford and occasionally act as counsel to Ford and Ford Credit in connection with certain transactions.

                                    EXPERTS

     The financial statements which are incorporated in this Prospectus by reference to the 1993 10-K Report have been audited by Coopers & Lybrand, 400 Renaissance Center, Detroit, Michigan 48243, independent certified public accountants, to the extent indicated in their report therein, and have been so incorporated in reliance upon the report of that firm, which includes an explanatory paragraph indicating Ford Credit changed its methods of accounting for postretirement healthcare benefits and income taxes in 1992, and upon their authority as experts in accounting and auditing.

     With respect to the unaudited interim financial information of Ford Credit for the periods ended March 31, 1994 and 1993 and June 30, 1994 and 1993, included in the First Quarter 10-Q Report and the Second Quarter 10-Q Report, respectively, incorporated by reference in this Prospectus, Coopers & Lybrand have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their reports included in the First Quarter 10-Q Report and the Second Quarter 10-Q Report state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because each such report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of such Act.

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses in connection with the offering described in this Registration Statement:

           Securities and Exchange Commission registration fee.......    $ 2,068,980
           Printing and engraving....................................        500,000
           Accountants' fees.........................................        240,000
           Blue Sky fees and expenses................................         15,000
           Fees and expenses of Trustee..............................        200,000
           Rating Agency fees........................................        250,000
           Miscellaneous expenses....................................        145,000
                                                                         -----------
                            Total....................................    $ 3,418,980
                                                                          ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of Delaware provides as follows:

     145. Indemnification of officers, directors, employes and agents; insurance
- --

          (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employe or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employe or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

          (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employe or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employe or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

          (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employe or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made
     (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

          (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

          (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

          (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employe or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employe or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

          (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employes or agents, so that any person who is or was a director, officer, employe or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employe or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

          (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee, or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

          (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     Section 5 of Article Ninth of the Certificate of Incorporation of Ford Credit provides as follows:

                     LIMITATION ON LIABILITY OF DIRECTORS;
                         INDEMNIFICATION AND INSURANCE.

     5.1. LIMITATION ON LIABILITY OF DIRECTORS. A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

          (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,

          (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

          (iii) under Section 174 of the Delaware General Corporation Law or

          (iv) for any transaction from which the director derived an improper personal benefit.

     If the Delaware General Corporation Law is amended after approval by the stockholders of this subsection 5.1 of Article NINTH to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

     5.2. EFFECT OF ANY REPEAL OR MODIFICATION OF SUBSECTION 5.1. Any repeal or modification of subsection 5.1 of this Article NINTH by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

     5.3. INDEMNIFICATION AND INSURANCE.

     5.3A. RIGHT TO INDEMNIFICATION. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, officer or employee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or employee or in any other capacity while serving as a director, officer or employee, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said law permitted the corporation to provide prior to such amendment), against all expense, liability and loss (including penalties, fines, judgments, attorneys' fees, amounts paid or to be paid in settlement and excise taxes imposed on fiduciaries with respect to (i) employee benefit plans, (ii) charitable organizations or (iii) similar matters) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer or employee and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that the corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person (other than pursuant to subsection 5.3b of this Article NINTH) only if such proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this subsection 5.3a of Article NINTH shall be a contract right and shall include the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this subsection 5.3a of Article NINTH or otherwise.

     5.3B. RIGHT OF CLAIMANT TO BRING SUIT. If a claim which the corporation is obligated to pay under subsection 5.3a of this Article NINTH is not paid in full by the corporation within 60 days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the corporation. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

     5.3C. MISCELLANEOUS. The provisions of this Section 5.3 of Article NINTH shall cover claims, actions, suits and proceedings, civil or criminal, whether now pending or hereafter commenced, and shall be retroactive to cover acts or omissions or alleged acts or omissions which heretofore have taken place. If any part of this Section 5.3 of Article NINTH should be found to be invalid or ineffective in any proceeding, the validity and effect of the remaining provisions shall not be affected.

     5.3D. NON-EXCLUSIVITY OF RIGHTS. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section 5.3 of Article NINTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

     5.3E. INSURANCE. The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

     5.3F. INDEMNIFICATION OF AGENTS OF THE CORPORATION. The corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to be paid by the corporation the expenses incurred in defending any proceeding in advance of its final disposition, to any agent of the corporation to the fullest extent of the provisions of this Section 5.3 of Article NINTH with respect to the indemnification and advancement of expenses of directors, officers and employees of the corporation.

     Similar indemnification provisions in Section 5 of Article NINTH of the Certificate of Incorporation of Ford are applicable to directors, officers and employees of Ford Credit who serve as such at the request of Ford.

     Paragraph XXVI (formerly Paragraph XXIV) of Ford's Savings and Stock Investment Plan provides as follows with respect to the members of the Savings and Stock Investment Plan Committee:

          No member of the Committee or alternate for a member or director, officer or employe of any Participating Company shall be liable for any action or failure to act under or in connection with the Plan, except for his own bad faith; provided, however, that nothing herein shall be deemed to relieve any such person from responsibility or liability for any obligation or duty under ERISA. Each director, officer, or employe of the Company who is or shall have been designated to act on behalf of the Company and each person who is or shall have been a member of the Committee or an alternate for a member or a director, officer or employe of any Participating Company, as such, shall be indemnified and held harmless by the Company against and from any and all loss, cost, liability or expense that may be imposed upon or reasonably incurred by him in connection with or resulting from any claim, action, suit or proceeding to which he may be a party or in which he may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him in settlement thereof (with the Company's written approval) or paid by him in satisfaction of a judgment in any such action, suit or proceeding, except a judgment in favor of the Company based upon a finding of his bad faith; subject, however, to the condition that, upon the assertion or institution of any such claim, action, suit or proceeding against him, he shall in writing give the Company an opportunity, at its own expense, to handle and defend the same before he undertakes to handle and defend it on his own behalf. The foregoing right of indemnification shall not be exclusive of any other right to which such person may be entitled as a matter of law or otherwise, or any power that a Participating Company may have to indemnify him or hold him harmless.

     Pursuant to the Underwriting Agreements relating to its underwritten offerings of securities, the underwriters have agreed to indemnify Ford Credit, each officer and director of Ford Credit and each person, if any, who controls Ford Credit within the meaning of the Securities Act of 1933, against certain liabilities, including liabilities under said Act. The Sales Agency Agreements and the Purchase Agreements filed as Exhibits to, or incorporated by reference in, Ford Credit's Registration Statements relating to its offerings of medium-term notes, floating rate notes, capital notes, variable rate notes, original issue discount notes and notes provide for similar indemnification by the Agents named therein.

     Ford Credit is insured for liabilities it may incur pursuant to Article NINTH of its Certificate of Incorporation relating to the indemnification of its directors, officers and employes. In addition, directors, officers and certain key employes are insured against certain losses which may arise out of their employment and which are not recoverable under the indemnification provisions of Ford Credit's Certificate of Incorporation. The premium for both insurance coverages is paid by Ford.

     Pursuant to Paragraph X of the Ford Money Market Account Program (the "Program") each member and alternate or a member of the Program Committee and each officer and director of each Participating Company is indemnified against all loss, cost, liability or expense reasonably incurred in connection with or resulting from any claim, action, suit or proceeding in which such person is involved or may be involved by reason of any action or failure to act under the Program.

     Pursuant to Paragraph VIII of the Ford Money Market Account Plan (the "Plan") each member and alternate member of the Plan Committee and each officer, director and employe of Ford Credit is indemnified against all loss, cost, liability or expense reasonably incurred in connection with or resulting from any claim, action, suit or proceeding in which such person is involved or may be involved by reason of any action or failure to act under the Plan.

ITEM 16. EXHIBITS.

     Exhibit 1 -- Form of Underwriting Agreement relating to the Debt
        Securities.
     Exhibit 4-A -- Indenture dated as of August 1, 1994 between Ford Credit and First Fidelity Bank, National Association, Trustee, relating to the Debt Securities.
     Exhibit 4-B -- Form of Debt Security is included in Exhibit 4-A. Any additional form or forms of Debt Security will be filed with the Commission.
     Exhibit 5 -- Opinion of H.D. Smith, Secretary and Corporate Counsel of Ford Credit, as to the legality of the Debt Securities registered hereunder.
     Exhibit 12-A -- Calculation of Ratio of Earnings to Fixed Charges of Ford Credit.
     Exhibit 12-B -- Calculation of Ratio of Earnings to Fixed Charges of Ford.
     Exhibit 15 -- Letter from Coopers & Lybrand L.L.P. regarding unaudited interim financial information.
     Exhibit 23-A -- Consent of Coopers & Lybrand L.L.P.
     Exhibit 23-B -- Consent of H.D. Smith is contained in his opinion filed as
        Exhibit 5 to this Registration Statement.
     Exhibit 24 -- Powers of Attorney.
     Exhibit 25 -- Statement of Eligibility and Qualification on Form T-1 of First Fidelity Bank, National Association, Trustee.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs 1(i) and (ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Ford Credit pursuant to the provisions described under Item 15 above, or otherwise, Ford Credit has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Ford Credit or Ford of expenses incurred or paid by a director, officer or controlling person of Ford Credit in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Ford Credit, or Ford, as the case may be, will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3, THAT THE SECURITY RATING REQUIREMENT OF TRANSACTION REQUIREMENT B.2. OF FORM S-3 WILL BE MET BY THE TIME OF THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT, AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF DEARBORN, STATE OF MICHIGAN, ON THE 26TH DAY OF AUGUST, 1994.

                                            FORD MOTOR CREDIT COMPANY

                                               By        WILLIAM E. ODOM*
                                                  ----------------------------
                                                  (WILLIAM E. ODOM, CHAIRMAN OF
                                                      THE BOARD OF DIRECTORS)

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.

              SIGNATURE                              TITLE                        DATE
              ---------                              -----                        ----
                                           Chairman of the Board of
                                                 Directors and
                                              Director (principal
          WILLIAM E. ODOM*                    executive officer)
....................................
          (WILLIAM E. ODOM)
                                          Director and Executive Vice
                                         President--Finance (principal
         KENNETH J. COATES*                   financial officer)
....................................
         (KENNETH J. COATES)
                                             Controller (principal
         TERRENCE F. MARRS*                   accounting officer)
....................................
         (TERRENCE F. MARRS)

          MICHAEL I. AULD*                         Director
....................................
          (MICHAEL I. AULD)                                                August 26, 1994

          JOHN G. CLISSOLD*                        Director
....................................
         (JOHN G. CLISSOLD)

          EDSEL B. FORD II*                        Director
....................................
         (EDSEL B. FORD II)

         DAVID N. MCCAMMON*                        Director
....................................
         (DAVID N. MCCAMMON)

          ROBERT D. WARNER*                        Director
....................................
         (ROBERT D. WARNER)

          KENNETH WHIPPLE*                         Director
....................................
          (KENNETH WHIPPLE)

   * By      /s/ RICHARD P. CONRAD
        -------------------------------
           (RICHARD P. CONRAD,
           ATTORNEY-IN-FACT)

                                                              EXHIBIT INDEX

                                                                                         PAGE
                                                                                         ----
Exhibit 1 -- Form of Underwriting Agreement relating to the Debt Securities.
Exhibit 4-A -- Indenture dated as of August 1, 1994 between Ford Credit and First
  Fidelity Bank, National Association, Trustee, relating to the Debt Securities.
Exhibit 4-B -- Form of Debt Security is included in Exhibit 4-A. Any additional form or forms of Debt Security will be filed with the Commission.
Exhibit 5 -- Opinion of H.D. Smith, Secretary and Corporate Counsel of Ford Credit, as
  to the legality of the Debt Securities registered hereunder.
Exhibit 12-A -- Calculation of Ratio of Earnings to Fixed Charges of Ford Credit.
Exhibit 12-B -- Calculation of Ratio of Earnings to Fixed Charges of Ford.
Exhibit 15 -- Letter from Coopers & Lybrand L.L.P. regarding unaudited interim financial information.
Exhibit 23-A -- Consent of Coopers & Lybrand L.L.P.
Exhibit 23-B -- Consent of H.D. Smith is contained in his opinion filed as Exhibit 5 to this Registration Statement.
Exhibit 24 -- Powers of Attorney.
Exhibit 25 -- Statement of Eligibility and Qualification on Form T-1 of First Fidelity
  Bank, National Association, Trustee.